# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TruBridge, Inc., CIK 0001169445
CUSIP: 205306103
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 54 ST. EMANUEL STREET, MOBILE, Alabama (AL), 36602
Date of event which requires filing of this statement: 01/09/2025
Amends the filing with accession number 0001665159-24-000001
Filed by CIK 1665159
Persons authorized to receive notices and communications: Andris Upitis, 1401 Lavaca St, PMB 40912, Austin, Texas (TX), 78701, (801) 924-4131

## Reporting persons
- Ocho Investments LLC (CIK 0001665159): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,114,178; sole dispositive power 0; shared dispositive power 1,114,178; aggregate amount beneficially owned 1,114,178 (7.5% of the class)
- Andris Upitis: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 1,114,178; sole dispositive power 0; shared dispositive power 1,114,178; aggregate amount beneficially owned 1,114,178 (7.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: TruBridge, Inc.
Address of issuer's principal executive offices: 54 ST. EMANUEL STREET, MOBILE, Alabama (AL), 36602

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Ocho Investments LLC acquired 1,114,178 shares of common stock for an aggregate price of $12,129,995.12 using working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is engaged in, and in the future may engage in, discussions with the Company relating to, among other things: (a) the appointment of a representative of the Reporting Person to the Company's board of directors and other changes to Board composition, (b) corporate governance, including, but not limited to: (i) the Company's Rights Agreement, dated March 26, 2024, as amended, and (ii) the classification of the Company's board of directors, and (c) the Company's capital allocation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Total shares purchased: 1,114,178. Total shares outstanding as of November 6, 2024: 14,925,074, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 12, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days: There have been no transactions in the Shares by Reporting Person during the past 60 days.

## Signatures
- Ocho Investments LLC: Andris Upitis, Andris Upitis, Manager (01/10/2025)
- Andris Upitis: Andris Upitis, Andris Upitis (01/10/2025)